[On SEK letterhead]

February 6, 2009

Sharon Blume

Reviewing Accountant

Division of Corporation Finance

U.S. Securities Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Swedish Export Credit Corporation
Form 20-F filed for the year ended December 31, 2007
File No. 1-8382

Dear Ms. Blume:

This letter sets forth the responses of Swedish Export Credit Corporation (“SEK” or the “Company”) with respect to the Staff’s comment letter dated January 9, 2009 regarding (i) SEK’s Form 20-F for the year ended December 31, 2007 (“the “2007 20-F”) and (ii) SEK’s letter dated December 10, 2008 in response to the Staff’s comment letter dated November 7, 2008 (which was itself a response to SEK’s letter dated October 23, 2008 in response to the Staff’s original comment letter, dated September 19, 2008). The numbered responses in this letter correspond to the numbered paragraphs from the January 9, 2009 comment letter. To facilitate the Staff’s review, the Company has included the full text of each comment before setting out the related response.

SEK is submitting this letter through EDGAR as correspondence, as well as providing an additional courtesy copy via fax.

Item 3. Key Information

A. Selected Financial Data, page2

1.         We have reviewed your response to prior comment one from our letter dated November 7, 2008. Please address the following:

•

We note your investors consist primarily of debt holders and the Kingdom of Sweden, which owns 100% or your outstanding Class A and Class B shares. Please demonstrate for us the usefulness of your non-IFRS measure to your public investors. For example, it appears that debt holders would find more useful a liquidity measure that provides a basis to evaluate whether sufficient cash is available to pay interest and principal payments when due as opposed to a measure of financial performance. Alternatively, revise your future filings to remove this measure. Refer to FAQ 8 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our website at www.sec.gov.

•

In your proposed disclosures on page A-1, you state that management believes it is important to be able to communicate to investors a view of the Company’s performance that is consistent with its business model. It appears the Company recognizes that its earnings are inherently volatile, in that it routinely uses derivatives to hedge financial risk. Please tell us how your presentation of Core Earnings (which, as described in your response, appears to eliminate all earnings volatility, not already eliminated by applying hedge accounting or the fair value option) is useful to investors, given the inherent volatility in the Company’s earnings, the nature of the Company’s business operations and the type of information provided by others in your industry.

•

In your proposed disclosure on page A-1, you state that one significant reason for not applying the fair value option to hedged items is that you believe it would be misleading to reflect changes in the credit spreads of financial assets and liabilities in net profit.

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Please revise your future filings to disclose that reflecting changes in credit spreads is required by IFRS (IAS 39 paragraphs AG69 — AG 82) for financial assets and liabilities accounted for at fair value, notwithstanding the fact that you believe it is misleading. This disclosure should be provided wherever you make this disclosure about your beliefs that this information is misleading.
•	Please quantify, and in future filings disclose the portion of the market value adjustment for your derivative liabilities related to our own credit risk.

Response:

In light of the concerns repeatedly expressed by the Staff over SEK’s use of the “Core Earnings” measure in its annual reports on Form 20-F, we would like to propose changes to our approach in this regard.

Our historical approach to the use of the measure in our Form 20-F has been driven by two primary considerations. First, we have used the measure in our home-country reporting under Swedish GAAP for an extended period of time and under IFRS since the beginning of 2007, including in our reports to our sole equity investor, the Kingdom of Sweden, and in our presentations to securities analysts. In the interests of providing all of our investors with equivalent information, we therefore have believed it to be important to present the measure in our Form 20-F. In addition, as explained at length in our previous responses to the Staff’s comments, we believe that “Core Earnings” can be a useful supplemental measure in helping investors to understand the overall performance of the Company, especially given our management’s use of the measure both as an internal management metric and as a basic input for our management compensation system.

Nonetheless, having concluded that certain of the Staff’s concerns about the measure and its relevance to our U.S. debt investors are not without merit, we would propose that we address the Staff’s comments by removing the measure from the financial sections of our future annual reports on Form 20-F, thereby eliminating all references to “Core Earnings” in items 3 and 5 of such reports, including the section, “Operating and Financial Review and Prospects.”

Given our very strong commitment to providing all of our investors worldwide with equivalent information, however, we would propose that we continue to include less prominent disclosures regarding Core Earnings in Item 10, “Additional Information.” We would propose that this disclosure take the form illustrated in Exhibit 1 to this letter. As the Staff will note, SEK proposes to continue to accompany any references to the Core Earnings measure with cautionary and explanatory language similar to that which SEK has undertaken to provide in its earlier responses to the Staff’s comment letters. Given our willingness to significantly reduce the attention given to this measure and to present it in a new, non-financial context in a less prominent section of the Company’s annual reports on Form 20-F, SEK hopes the Staff will accept the level of cautionary and explanatory information about the measure indicated in Exhibit 1 and will not therefore require us to present or provide further information in regards thereto.

With respect to the Staff’s observation that debt investors benefit from the publication of liquidity measures, we agree. Moreover, we believe that investors should not be forced to rely on any single measure, but should have a variety of information available to them to assess SEK’s long-term capacity to fulfill its obligations. Our financial reporting is designed to provide such information to investors, including, for example, through the presentation of the graph on page F-48 of the 2007 20-F, entitled “Development over time of SEK’s available funds.”

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2.         We have reviewed your response to prior comment two from our letter dated November 7, 2008. In regards to your proposed disclosures on page A-2, please tell us and expand your disclosure in future filings to clearly describe what the material limitations are associated with your determination of which fair value changes are excluded from Core Earnings. In this regard, please clarify by providing specific examples of exactly which fair value changes are included in your Core earnings measure, and which are excluded from the Core earnings measure. Your response and proposed disclosure should discuss all of the types of transactions included in each category. As an example, your response should clarify whether all derivative fair value changes are excluded in determining Core earnings, or just derivative fair value changes that are not included in fair value or cash flow hedging relationships under IAS 39.

Response:

As described in detail in our response to Question 1 above, SEK is proposing to comply with the Staff’s comments regarding its use of “Core Earnings” by significantly reducing the prominence given to this measure in the Company’s annual reports on Form 20-F, in part so as to avoid any implication of Core Earnings being a financial measure that might be considered by any investor as a substitute for operating profit calculated in accordance with IFRS, for any purpose. In light of our significant proposed changes in methodology, as illustrated in Exhibit 1 hereto, the Company would respectfully suggest that the further disclosures requested by the Staff in this comment should not be necessary.

Item 18. Financial Statements

Note 4 – Net results of financial transactions, page F-18

3.         We note the tabular presentation of changes in fair value related to financial assets, financial liabilities and related derivatives, except securities in trading portfolio, by financial instrument category, as included in your determination of Core Earnings. Please address the following:

•

In Note 1- Significant Accounting Policies- you disclose that transactions in the category loans and receivables are measured at amortized cost using the effective interest rate method. Further, you disclose that assets that are classified as available-for-sale securities are carried at fair value, with changes in fair value recognized directly in equity. Based on these disclosures, we are unclear why changes in fair value related to these assets are included in the line item net results of financial transactions in your Income Statements. Please tell us how your loans and receivables and available-for-sale assets impact your net profit.

•

We note you specifically exclude changes in fair value related to securities in the trading portfolio from your table, however, we note you include changes in fair value related to “financial assets or liabilities at fair value through profit or loss.” Please describe the types of financial assets and liabilities you carry at fair value through profit or loss and tell us whether these are assets and liabilities for which the fair value option has been elected.

•

Describe the accounting model you use for each financial instrument category presented in the table, if not previously explained in response to our comments above, and tell us how changes in the related financial instrument’s fair value impact net profit.

Response:

With respect to the first bullet point of the Staff’s comment, the Company would like to direct the Staff to Section (vi) of Note 1 on page F-11 of the 2007 20-F, regarding hedge accounting. There, we disclosed that when fair-value hedge accounting is used, the amortized cost of the underlying hedged item is re-measured to reflect changes in fair value attributable to the risks that have been hedged. However, the basic accounting policy for the underlying hedged item is still to value it at its amortized cost, even though the amortized cost is adjusted to reflect such changes in fair value with regards to the hedged risks. Since transactions in the categories “loans and receivables” and “available-for-sale securities” are eligible for hedge accounting, SEK has used the opportunity to apply fair-value hedge accounting to such transactions. In Note 11, regarding the classification of financial assets and liabilities, on page F-25, we have given an indication of the proportions of the Company’s total assets and liabilities that are subject to fair-value hedge accounting. In addition, in Note 4 on page F-18, the second table shows changes in fair values for securities other than those in the trading portfolio. In that table, the fair-value changes with respect to the hedged risks in the two relevant asset categories are

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presented excluding changes in hedging instruments (derivatives). The fair-value changes in hedging instruments (derivatives) are reported in the line-item, “financial assets or liabilities at fair value through profit or loss.” Our net profit is in this respect affected by any ineffectiveness in these fair-value hedges. Furthermore, net profit is affected by debt instruments classified under “loans and receivables” and “available-for-sale securities” in that interest rate revenue is recognized using the effective interest rate method and foreign exchange rate differences are recognized in the line-item “financial assets or liabilities at fair value through profit or loss.” See Exhibit 2 for further details on the information in Note 4. We intend to include information similar to that in Exhibit 2 in our future annual reports on Form 20-F.

With respect to the second bullet point above, “assets at fair value through profit or loss” are treasuries/ government bonds, other interest bearing securities except credits and credits in the form of interest bearing securities for which the fair-value option was designated upon initial recognition as well as derivatives used for hedge accounting. “Liabilities at fair value through profit or loss” are senior securities issued by the Company for which the fair-value option was designated upon initial recognition and derivatives used for hedge accounting. In Note 11, on page F-25 of the 2007 20-F, there is a specification of the assets and liabilities at fair value through profit and loss.

With respect to the Staff’s third bullet point, SEK believes that the supplemental information presented above and the sections of its existing disclosure referred to therein provide all of the requested information.

Note 12 – Derivatives, page F-28

4.         We have reviewed your response to prior comment three from our letter dated November 7, 2008. Please address the following:

•

Revise your disclosures in future filings to clarify, consistent with your response, that there is an impact on net profit related to your exactly matched hedge relationships- in cases where the credit risk component of the derivative fair value adjustment is not equally offset by the adjustment made to the hedged item (due to the hedged risks).

•

In the example in the first paragraph of your response, (where you describe a hedge of a structured note containing embedded derivatives), you state that the fair value of the embedded features are calculated on the basis of the fair value of a stand-alone hybrid hedging instilment, with equal amounts but opposite signs. Clarify that you also consider the effects of differences in counterparty credit and your own credit for these instruments, such that the ultimate fair values used in your financial statements are not necessarily equal and offsetting.

•

In the second paragraph of your response, you state that credit spread effects are difficult to establish, however, these amounts have not been historically significant due to low market volatility. Please explain to us why market volatility, rather than issuer volatility, would impact your calculation of credit spreads. Furthermore, please clarify your response, as throughout the latter part of 2007, it appears that worldwide many financial institutions experienced significant volatility in their results and stock prices given worldwide economic conditions.

Response:

The Company acknowledges and agrees with the first two bullet points of the Staff’s comment, and will comply by including the requested disclosures in its future annual reports on Form 20-F. As for the third bullet point, we now realize that our use of the term “market volatility” in our prior response was imprecise and should indeed have been a reference to “issuer volatility.”

As for the Staff’s request for additional information about SEK’s own credit spread, during 2007 we only experienced market volatility in respect of certain of our “plain vanilla” debt securities. By “market volatility,” we mean changes in the spread imputed to SEK’s debt, as compared to the relevant benchmark rate (often referred to as “credit spread”). It is only in respect of highly structured debt instruments (i.e., not such plain vanilla debt issuances) that we have elected to use the fair-value option and have not observed any market re-pricing of SEK’s spread over the benchmark rate. We have found that the market volatility observed with regard to our plain vanilla debt has no (or only very limited) relevance to any assessment of the current spread for our highly structured debt instruments, which are

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offered and traded in an entirely different market. Our “plain vanilla” debt is measured at amortized cost, or at adjusted amortized cost (adjusted with regards to changes in fair value related to the hedged risks, but not with respect to any changes in SEK’s spread over the benchmark rate) when fair-value hedge accounting is applied.

As for our “liabilities at fair value through profit or loss,” as previously described, this category comprises highly structured debt with embedded derivatives that are not eligible for hedge accounting (because the hedging instruments include options written by the Company). These complex hybrid contracts have embedded derivatives that have highly varied features and therefore do not represent a homogenous reporting group. Critically, the market for such products has not been materially affected by the recent financial turmoil, and we were – during 2007 and in 2008 – able to conduct such transactions at the same credit-spread levels that predominated before the beginning of the turmoil mentioned by the Staff.

*  *  *  *  *

SEK acknowledges that the adequacy and accuracy of the disclosures in its filings with the Commission are the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Per Åkerlind

Per Åkerlind

Chief Financial Officer

/s/ Anna-Lena Söderlund

Anna-Lena Söderlund

Chief Accounting Officer

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EXHIBIT 1

[The following section to precede the section entitled “Documents on Display”]

Supplemental Statistical Measure

In its Swedish corporate reports and in certain presentations to financial analysts, SEK discloses a supplemental statistical measure of its business performance, which it refers to as “Core Earnings.” Core Earnings is not an IFRS financial measure, although it is calculated on the basis of our consolidated operating profit as calculated under IFRS.

SEK’s management considers – and SEK believes that its sole shareholder, the Kingdom of Sweden, considers – Core Earnings to be a useful supplemental measure in evaluating the performance of SEK’s business over the long term, because it excludes that portion of our net results of financial transactions that arises from changes in the fair value of financial assets (other than held-for-trading securities), financial liabilities and related derivatives.

Because Core Earnings ignores such changes in fair value (which may significantly affect SEK’s performance as measured pursuant to IFRS), this relatively stable statistical measure is also used by SEK for internal performance reporting (in respect of business areas, business portfolios and individual managers), and for budgeting and forecasting purposes. Core Earnings is used as a key measure for internal earnings budgeting, because market volatility affects our IFRS operating profit significantly but affects our Core Earnings only marginally. Core Earnings is also the primary basis for the calculation of the amount of variable remuneration payable under the Company’s employee-incentive programs.

While strongly cautioning that Core Earnings should not be considered in isolation as a measure of SEK’s profitability and is not a substitute for the most directly comparable IFRS measure (which is operating profit), SEK believes that it is important to disclose its Core Earnings in its reports filed with the SEC so as to communicate equivalent information to all of the Company’s investors worldwide, and so as to make investors aware of our management’s use of a non-IFRS measure in the steering and planning of our business. Please note, however, that SEK's management generally considers the Company’s operating profit calculated in accordance with IFRS, alongside its Core Earnings, in making important business decisions.

Core Earnings amounted to Skr ☐ million in the year ended December 31, 2008, a [decrease/increase] of ☐ percent, as compared to the year ended December 31, 2007 (when Core earnings amounted to Skr ☐ million). The [decrease/increase] in Core Earnings resulted primarily from ☐.

Below is a reconciliation showing the differences between our operating profit calculated in accordance with IFRS and our Core Earnings.

	For the year ended December 31,
	2008	2007

	(Skr billion)

Operating profit (IFRS)	☐	☐

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Less changes in fair value related to financial assets except held-for-trading securities	☐	☐
Less changes in fair value related to financial liabilities	☐	☐
Less changes in fair value related to derivatives except derivatives hedging held-for-trading securities	☐	☐
Net change – reported as part of “net results of financial transactions” – see Note ☐	☐	☐
Core Earnings	☐	☐

There are significant limitations associated with the use of Core Earnings as compared with operating profit in gauging the performance of our business, including the limitations inherent in our determination of which fair-value changes are excluded from our operating profit to derive our Core Earnings. SEK's management makes these determinations using established systems and processes and on the basis of the best information available at the time of determination.

Core Earnings represents operating profit, calculated in accordance with IFRS, less changes in the fair values of financial assets, other than held-for-trading assets, and changes in the fair values of financial liabilities and related derivatives. The main reason why we exclude changes in the fair values of derivatives related to our financial assets and liabilities in presenting Core Earnings is because we believe it is useful to present a measure that values derivatives used for hedging purposes and the items that they are used to hedge on the same basis. As can be expected for any company engaged in international trade financing, SEK is an extensive user of derivatives, which we use only for the purpose of hedging financial risk (and not for trading or speculative purposes). Under IFRS, a derivative is often required to be carried at fair value on a company’s balance sheet while the underlying asset or liability that the derivative serves to hedge is, for one reason or another, required to be carried at amortized cost. There are practical reasons why hedge accounting or the fair-value option may be difficult to apply to the underlying asset or liability, which gives rise to the mixed measurement of derivatives and such underlying assets or liabilities. Therefore, we believe that Core Earnings is a useful alternative statistical measure, in part, because it helps us understand our business results under a constant valuation methodology for derivatives and the underlying assets and liabilities they hedge.

The reason why we exclude the changes in the fair values of our financial assets other than held-for-trading assets in calculating our Core Earnings is that we have the ability and absolute intention to hold them to maturity, and thus believe it is useful to present a supplemental statistical measure that does not “mark to market” such assets. The reason why we exclude the changes in the fair values of financial liabilities from Core Earnings is that we believe it is useful to present a measure that does not include adjustments in the value of such liabilities related to our own credit spread (under IFRS, a credit deterioration at SEK may produce an unrealized gain).

Core Earnings is a non-IFRS statistical measure and should not be relied upon for any purpose by investors or considered to constitute a substitute or replacement for any IFRS financial measure, including our operating profit.

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EXHIBIT 2

	2007		2006
Changes in fair value related to financial assets, financial liabilities and related derivatives, except securities in trading portfolio, for categories of financial instruments (millions of Skr):	Consolidated	Parent	Consolidated	Parent

Financial assets or liabilities at fair value through profit or loss	-37.6	-37.6	1 993.4	1,993.4
Available for sale	-38.2	-38.2	-86.8	-86.8
Loans and receivables	-139.7	-139.7	-673.7	-673.7
Other financial liabilities	188.8	188.8	-1 269.7	-1,269.7
Ineffectiveness recognized in profit or loss that arises from cash flow hedges	0.0	0.0	0.0	0.0
Total	-26.7	-26.7	-36.8	-36.8

In the table above, the fair-value changes related to assets available for sale (negative Skr 38.2million) reflects the fair-value changes reported for such assets in accordance with rules for fair-value hedge accounting which take into account fair-value changes in the risks being hedged, normally interest rate risks. The corresponding positive fair-value change in the related derivatives (used for hedging) is included in the first line-item (in aggregate, negative Skr 37.6 million), which includes all fair-value changes in derivatives and other financial assets and liabilities included in this category.

In the table above, the fair-value changes related to loans and receivables (negative Skr 139.7million) reflects the fair-value changes reported for such assets in accordance with rules for fair-value hedge accounting which take into account fair-value changes in the risks being hedged, normally interest rate risks. The corresponding positive fair-value change in the related derivatives (used for hedging) is included in the first line-item (in aggregate, negative Skr 37.6 million), which includes all fair-value changes in derivatives and other financial assets and liabilities included in this category.

In the table above, the fair-value changes related to other financial liabilities (positive Skr 188.8 million) reflects the fair-value changes reported for such liabilities in accordance with rules for fair-value hedge accounting which take into account fair-value changes in the risks being hedged, normally interest rate and currency exchange risks. The corresponding negative fair-value change in the related derivatives (used for hedging) is included in the first line-item (in aggregate, negative Skr 37.6 million), which includes all fair-value changes in derivatives and other financial assets and liabilities included in this category.

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